Mail Stop 4561

March 4, 2009

By U.S. Mail and Facsimile to: (561) 367-6225

Mr. Gideon D. Taylor
Chairman and Chief Executive Officer
Willing Holding, Inc.
3 Centerview Drive
Greensboro, NC 27407

> **Re: Willing Holding, Inc.**
> **Form 10**
> **Filed February 3, 2009**
> **File No. 000-53496**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10 filed February 3, 2009
General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.   Please revise to include updated financial statements in your next amendment.

Special Note Regarding Forward-Looking Statements, page iii

3.   Since Willing Holding is not yet a reporting company, no statements in the Form 10 qualify for the safe harbor and will not so qualify when the Form 10 is effective. Consequently, as previously request, please amend here and in Item 2.

Item 1. Business
New World Mortgage, Inc., page 2

4.   Willing Holding discloses that it and Mr. Francis Leonard have a right to rescind the acquisition transaction no earlier than October 15, 2008. Please update this language to so that it is a more timely disclosure. Also please disclose if either party's right to rescind has an expiration date.

5.   Willing Holding discloses that in July 2006, New World "had licensed locations in 25 states and over 300 loan originators." Please provide more detailed information regarding New World's business during the period from July 2006 until 2008 when New World repositioned the sales organization and telemarketing operation.

Current Operations, page 4

6.   It is unclear whether Willing Holding is actively engaging in telecommunications consulting or whether such activities were limited to the period prior to its acquisition of New World. Please revise the document as appropriate to clarify to what level Willing Holding is currently engaged in telecommunications consulting.

7.   Please update the final paragraph in this section to provide the most recent information available regarding the status of the re-training of New World's staff to offer and sell its SEO products and services.

Available Information, page 10

8.   If Willing Holding chooses to provide its Internet address, please ensure that upon effectiveness the website is operational.

Risk Factors, Item 1A, page 11
We have previously been and may continue to become the subject of litigation, page 17

9.   Please add an additional Risk Factor that discusses the legal proceedings of Willing Holding and New World that are not subject to litigation. The information disclosed in the Legal Proceedings section regarding default judgments should be disclosed in a Risk Factor separate from this Risk Factor.

Item 6. Executive Compensation

10.   Since the Company has granted Mr. Leonard options to purchase 250,000 shares of Class A common stock, please provide an Outstanding Equity Awards at Fiscal Year-End table pursuant to Item 402(p) of Regulation S-K.

Statements of Stockholders' Equity (Deficit), page F-23

11.   We note approximately 19 million common shares were cancelled during the first nine months of 2008; however, we do not see any disclosure describing the circumstances surrounding the cancellation in your filing. The cancellation appears to be a material transaction (ie. 95% of your outstanding common shares were cancelled); please revise your filing to disclose the significant terms of the cancellation, including the date of the transaction, a description of the business purpose, the shareholders involved and whether they received any compensation for the cancelled shares.

Comprehensive Loss, page F-27

12.   We have reviewed your revised disclosures in response to prior comment 20 from our letter dated December 12, 2008. Based on your statement that reversal of the loss is highly unlikely, it appears that the $85,000 loss due to the drop in market value of a publicly traded security is other than temporary and therefore should be recorded in income, not other comprehensive income. Please revise your financial statements accordingly. Should you continue to believe your accounting is correct, provide us with the basis (specific accounting literature) you used to support your conclusion. Refer to paragraph 16 of SFAS 115.

Note 2- Goodwill, page F-28

13.   We have reviewed your response to prior comment 23 from our letter dated December 12, 2008. We do not believe your response provides sufficient evidence to support your conclusion that the goodwill of $790,000 is not impaired. Please provide us with your comprehensive impairment analysis as prepared in accordance with paragraphs 19-22 of SFAS 142. In this regard, provide the following:

- the date upon which the goodwill was assessed for impairment;
- provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;
- identify each reporting unit that was tested for impairment and discuss the specific technique used to determine unit fair value;

- tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, paragraph 23 of SFAS 142 indicates that quoted market prices in active markets are the best evidence and should be used if available.
- Identify specifically which reporting units, if any, required the second step of impairment testing and the results of such testing.

14. We have reviewed your response to prior comment 24 from our letter dated December 12, 2008 and the related revisions to your footnotes. It is not clear however where you have made all of the requested disclosures. Accordingly, we are reissuing our comment, please revise to include all of the disclosures required by paragraphs 51-52 of SFAS 141 as they relate to your acquisition of New World.

Pro Forma Financial Statements, page F-32

15. We have reviewed your response to prior comment 25 from our letter dated December 12, 2008 and the related revisions to your pro forma financial statements. Please note the following and revise your presentation accordingly:

- A pro forma balance sheet is not required since the acquisition is already reflected in an historical balance sheet;
- A pro forma income statement is required as the acquisition has not been reflected in your historical financial statements for 12 months;
- Article 11 of Regulation S-X does not require pro forma presentations of the statement of stockholders' equity or cash flows;
- As noted in our previous comment, please ensure that your pro formas comply with all of the requirements of Article 11. These requirements include providing an introductory paragraph that explains each transaction for which the pro forma effects are presented, the entities involved, the periods presented, and an explanation of what the pro forma presentation shows. Additionally, the pro forma adjustments should be referenced to footnotes which clearly explain the assumptions involved.

16. In addition to our comment above, please explain why there are no pro forma adjustments to the combined companies' income statements other than the elimination of New World's net loss. At a minimum, we would expect to see pro forma adjustments for the amortization of fair value adjustments recorded to the assets and liabilities of New World under purchase accounting. Please advise and revise accordingly.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume at (202) 551-3474 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Bruce C. Rosetto, Esq.
        Greenberg Traurig, PA
        5100 Town Ceneter Circle, Suite 400
        Boca Raton, FL 33486